Exhibit 5.2

December 1, 2011

BP p.l.c.,

    1 St. James’s Square,

London SW1Y 4PD, England.

BP Capital Markets p.l.c.,

    Chertsey Road,

Sunbury on Thames,

Middlesex TW16 7BP, England.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $500,000,000 in aggregate principal amount of Floating Rate Guaranteed Notes due June 2013, $450,000,000 in aggregate principal amount of Floating Rate Guaranteed Notes due December 2013 and $650,000,000 in aggregate principal amount of 1.70% Guaranteed Notes due 2014 (collectively, the “Securities”) of BP Capital Markets p.l.c., an English company (“BP Capital”), and the related guarantees (the “Guarantees”) of the Securities by BP p.l.c., an English company (“BP”), we, as your United States counsel, have examined such corporate records, certificates and other documents and such questions of law as we have considered necessary or appropriate for the purposes of this opinion.

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Upon the basis of such examination, we advise you that, in our opinion, when the Securities and the Guarantees have been duly executed and, in the case of the Securities, authenticated in accordance with the Indenture relating thereto, and the Securities and the Guarantees have been issued and sold as contemplated in the Registration Statement, the Securities and Guarantees will constitute valid and legally binding obligations of BP Capital and BP, respectively, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of English law, we have relied upon the opinion, dated today’s date, of Rupert Bondy, Group General Counsel of BP, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of the Group General Counsel.

Also, we have relied as to certain factual matters on information obtained from public officials, officers of BP and BP Capital and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Securities and the Guarantees on Form 6-K and to the references to us under the caption “Validity of Securities” in the Prospectus as

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supplemented by the Prospectus Supplement dated December 1, 2011. In giving such consent we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP